

OFFERING MEMORANDUM

facilitated by



SPORKconcepts LLC

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A) The Company

Name of Company	SPORKconcepts LLC
State of Organization	NY
Date of Formation	07/22/2019
Entity Type	Limited Liability Company
Street Address	476 Humboldt St Apt 1R, Brooklyn NY, 11211
Website Address	https://www.7grainarmyshop.com/

(B) Directors and Officers of the Company

Key Person	Jeffrey Olsen
Position with the Company Title First Year	Owner 2020
Other business experience (last three years)	Co-Founder - 7Grain Army (Oct 2019 - Present) Executive Chef - High Street on Hudson (Aug 2018 - Jan 2019) Bread Baker - Brooklyn Bread Lab (Nov 2017 - May 2018)

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Jeffrey Olsen	100%

(D) The Company's Business and Business Plan

Phase 3 - Transition to CPG

Grow local distribution / wholesale program to a unit volume that justifies a Co-packer partner

- Perfect a a par-baked, frozen product that can be sold to home consumers
- Establish CPG presence with local supermarkets, utilizing existing production (co-packer) and distribution infrastructure
- Take advantage of relationships with local retailers to take products to a regional, and then national scale
- Production infrastructure and perfected frozen products will also support an advanced DTC program

Phase 2a - Proprietary DTC Pilot Program

Soft launch into nationwide shipping, starting with 7GA muFins, granola and PUPtreats.

- Marketed through our own channels (Email Blast, Social Media Followers) and with the support and expertise of our communications partner
- Orders are received, produced and fulfilled at 88 Roebling Street
- Opportunity to "stress test" product life (no par-baking or flash-freezing) with minimal start-up and operations costs
- Utilize lessons learned to refine systems and sustain a more robust program

BUSINESS DESCRIPTION

We are a wellness provisions and bake shop, food manufacturer and lifestyle brand providing convenient, feel good eats to help navigate your daily routine.

- Jumpstart the morning with wholesome muFins crafted from gut friendly flours, natural sugars and plant-based fats
- Craveable spreads make snacking as delicious as it is satiating, and elevate any home pantry
- Vibrant elixirs supercharged with immune-boosting turmeric and ginger, pre and probiotic smoothies, and local kombucha round out a unique beverage line-up

The Team

Matthew Tilden, Founder

Matthew Tilden is a seasoned chef of two decades, a culinary influencer in New York City and a graduate of the Culinary Institute of America. He worked with James Beard award winning Best Chefs Larry Forgione and Melissa Kelly, influencing his path to Executive Chef and entrepreneurship. In 2009, Matthew started SCRATCHbread, a burgeoning food brand, and was recognized as one of 30 of New York's most Influential Chefs/Entrepreneurs under 30, by Zagat. After pushing the limits of his storefront/walk-up window, Matthew has re-focused his entrepreneurship to manufacturing a line of wholesome all natural baked goods aimed at improving wellness. Matthew consults and has launched multiple successful hospitality projects

and is also embarking on a virtual cookbook.

Jeffrey Olsen, Co-Founder / Managing Partner

Jeffrey Olsen has 15 years of experience in the hospitality industry on both sides of the Atlantic. Jeffrey's career trajectory has provided a unique mix of training in culinary arts, guest experience, event production and operations. His journey as a culinary professional included stops at High Street on Hudson, Meyers Bageri, the WIlliamsburg Hotel's Brooklyn Bread Lab and Peck's specialty market. Jeffrey holds a Bachelor's degree in Philosophy from Colgate University and a Master's in Hospitality Management from Universitat Ramon Llull and Hogeschool Maastricht.

PHASE 1 - Walk-up Window

Takeaway "cafe" window in the heart of Williamsburg, providing live brand interaction with out target demographics while also generating revenue.

- 7 Grain MuFins - sold by the box, with signature sweet and savory condiments
- Beverages - probiotic mylks, turmeric tonic, kombucha, drip coffee and cold brew
- Pantry - whole grain snacks, gluten-free 7 Grain bread, flavorful, nutrient-rich dips and spreads

Our Mission

7 Grain Army empowers the everyday eater to answer food cravings with mindful, health conscious choices.

UNIQUE VALUE PROPOSITION

7 Grain Army creates everyday, purpose-based eating through nourishing, accessible comfort foods. All of our recipes are loaded with immune-boosting superfoods and designed with preventative nutrition in mind, but so tasty and satisfying that every bite feels like a treat. This isn't health food; it's about creating a healthier relationship with food.

CURRENTLY RAISING

7 Grain Army successfully raised $71,600 through our previous MainVest campaign, to secure our lease, initiate Phase 1 build-out, purchase equipment and pay for branding and design. Additional funds will be used to cover payroll, ingredient costs and operating expenses during our Phase 1 roll out, and to help push through to Phase 2 of our plan. This means we can increase capacity and grow our revenue streams, and continue investing into our customers, staff and partners to build a community that benefits everyone.

LOCATION

- 88 Roebling Street, on the southwest corner of North 7th Street, is only one block from the Bedford Avenue subway in the center of Williamsburg, with hundreds passing on a daily basis.
- The neighborhood consists of busy professionals and young families, demographics who esteem good taste, affordability, wellness and fun in their food choices.

HISTORY AND BACKGROUND

Originally founded as a wholesale bakery business by Matthew Tilden in 2009, SCRATCHbread accumulated a top client list of New York restaurants and coffee shops, including Danny Meyer's

Union Square Cafe.

- In the next five years, SCRATCHbread would grow from a $75,000 annual wholesale business to an $85,000 a month phenomenon, on a remote corner of Bed-Stuy without a single seat.
- 7 Grain Army is the next step in the evolution - a clean line of baked goods, spreads and ready-to-eat products made in New York's hottest neighborhood, with the heart and soul of one of Brooklyn's most beloved cult food brands.

Phase 2B - Local Distribution

Supply Local NYC Businesses with 7GA muFins. Logistics and invoicing are outsourced to a logistics partner, so we can focus exclusively on production and quality control.

- Wholesale program creates a reliable income stream and raises profile of the brand throughout the city
- Leverage brand recognition in coffee shops / cafes to pitch local 3rd party retailers (ie supermarkets)

For more information, please refer to the Page View included with this filing.

(E) Number of Employees

The Company currently has 1 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$10,000
Offering Deadline	July 1, 2022

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments

will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$100,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Operating Capital	$9,400	$94,000
Mainvest Compensation	$600	$6,000
TOTAL	$10,000	$100,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may

close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.

- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	1.5 - 15.0%[2]
Payment Deadline	2030-01-01
Maximum Payment Multiple[3] - Early Investors - All Other Investors	1.5 x 1.3 x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	The last day of the calendar quarter ending not less than 90 days after the Sharing Start Date
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	1.3%

[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 1.5% and a maximum rate of 15.0% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$10,000	1.5%
$32,500	4.9%
$55,000	8.2%
$77,500	11.6%
$100,000	15.0%

[3] To reward early participation, the investors who contribute the first $50,000.0 raised in the offering will receive a 1.5x cap. Investors who contribute after $50,000.0 has been raised in the offering will receive a 1.3x cap.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document

called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Limited Liability Company Interests
Number of Shares Outstanding	N/A
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	N/A
How these securities differ from the revenue sharing notes being offered to investors	Limited Liability Company Interests are an equity interest, whereas Revenue Sharing Notes are a debt obligation of the Company.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Jeffrey Olsen	100%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

MainVest will be paid 6.0% of the final offering amount, upon the successful completion of the offering. MainVest does not receive compensation if the offering does not succeed. MainVest, Inc. owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for MainVest to acquire an interest.

(P) Indebtedness of the Company

Creditor	Amount	Interest Rate	Maturity Date	Other Important Terms
Mainvest Revenue Share Note	$100,570	%	10/01/2028	2.1% of revenue until 1.3x is achieved.

(Q) Other Offerings of Securities within the Last Three Years

October 2021 Rule 17CFR 227 (Regulation Crowdfunding) Revenue Sharing Notes $71,800 Please refer to the company's Form C/U dated October 29th, 2021 for additional disclosures

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

No operating history

Seven Grain Army was established in 2021. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Other outstanding debt or equity

As of 01/20/21, 7 Grain Army has debt of $25,000 outstanding and a cash balance of $0. This debt is sourced primarily from (Private Investor) and will be senior to any investment raised on Mainvest. In addition to the 7 Grain Army's outstanding debt and the debt raised on Mainvest, 7 Grain Army may require additional funds from alternate sources at a later date.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$420,000	$685,440	$863,654	$1,004,430	$1,185,227
Cost of Goods Sold	$80,000	$137,088	$172,730	$200,886	$237,045
Gross Profit	$340,000	$548,352	$690,924	$803,544	$948,182
EXPENSES					
Bank Services Charges	$1,200	$1,230	$1,260	$1,291	$1,323
Computer & Internet	$1,800	$2,400	$2,400	$3,000	$3,000
CC Processing Fees	$23,269	$37,975	$47,848	$55,647	$65,663
Misc Expenses	$8,000	$8,200	$8,405	$8,615	$8,830
Office Supplies	$1,500	$2,448	$3,084	$3,586	$4,231
Design	$5,000	$5,125	$5,253	$5,384	$5,518
Professional Fees	$10,000	$20,000	$20,000	$25,000	$30,000
Rent	$72,000	$72,000	$72,000	$90,000	$92,400
Maintenance	$8,000	$8,200	$8,405	$8,615	$8,830
Sanitation	$2,200	$2,255	$2,311	$2,368	$2,427
Utilities - Electricity	$15,000	$15,375	$15,759	$16,152	$16,555
Equipment	$2,500	$2,562	$2,626	$2,691	$2,758
Payroll Taxes	$14,080	$22,978	$19,000	$22,097	$26,074
Payroll Processing	$12,000	$12,300	$12,607	$12,922	$13,245
Payroll (Excluding Owners)	$160,000	$171,360	$215,913	$251,107	$296,306
Internet - Guest	$1,200	$1,230	$1,260	$1,291	$1,323
Operating Profit	$2,251	$162,714	$252,793	$293,778	$369,699

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed

certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS,

MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V